FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March, 2003

Commission File Number   001-31335

                               AU Optronics Corp.
                 (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                          Science-Based Industrial Park
                                 Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the


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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
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                                INDEX TO EXHIBITS

Item

1. Taiwan Stock Exchange filing entitled, "AU Optronics Corp. Announcement of Patent and Technology License Agreement "



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AU Optronics Corp.


Date: March 11, 2003                 By: /s/ Max Weishun Cheng
                                        ----------------------------------
                                        Name:  Max Weishun Cheng
                                        Title: Chief Financial Officer


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                                                                         ITEM 1


                           AU Optronics Corporation
                                March 10, 2003
                           English Language Summary

Subject: Announcement of Patent and Technology License Agreement

Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's operating procedures for the Publication of Material
Information by Listed Companies

1. Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated): Patent and Technology License Agreement

2.   Date of the occurrence of the event: 2003/03/10

3. Transaction volume, unit price, total transaction price: Transaction price undisclosed, bound by the Confidentiality Agreement entered by the Company

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fujitsu Display Technology Corporation

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets): N/A

8. Terms of delivery or payment (including payment period and monetary amount): One-time payment

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price Negotiation

10. Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:

          China Credit Information Service, Ltd.

          Opinion of the auditing CPA: Transaction price deemed reasonable based on review results of the agreements, Company's internal appraisal reports and the decision making process.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities): N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: N/A

13. If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid: N/A

14. Concrete purpose or use of the acquisition or disposition: Obtain LCD related patents and technologies for business development.

15. Opinions of directors expressing opposition to the trade: None

16. Any other matters that need to be specified: None